 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-214579
Supplement dated June 21 , 2019
To Prospectus Supplement dated March 23, 2018
(To Prospectus dated November 10, 2016)
Up to $200,000,000
Global Net Lease, Inc.
7.25% Series A Cumulative Redeemable Preferred Stock
(Liquidation Preference $25.00 Per Share)
This supplement (this “Supplement”) supplements the prospectus supplement, dated March 23, 2018 (the “Prospectus Supplement”), relating to the offer and sale of shares of 7.25% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of Global Net Lease, Inc. (the “Company”) having an aggregate offering price of up to $200,000,000 from time to time through the agents named therein, acting as the Company’s sales agents, or directly to one or more of the agents, acting as principal, in any method permitted by law deemed to be an “at-the-market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, by means of ordinary brokers’ transactions on the New York Stock Exchange or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. This Supplement should be read in conjunction with the Prospectus Supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.
This Supplement is being filed to reflect the amendment of the equity distribution agreement pursuant to which the offering is being conducted to revise the list of agents named therein.
Accordingly, each reference to the term “Agent” or “Agents” in the Prospectus Supplement is hereby amended to include D.A. Davidson & Co.